Exhibit 99.1

Puhui Wealth Investment Management Co., Ltd. Announces Results of 2020 Annual General Meeting of Shareholders

BEIJING, December 31, 2020 /PRNewswire/ -- Puhui Wealth Investment Management Co., Ltd. (“Puhui” or the “Company”) (Nasdaq: PHCF), a third-party wealth management service provider, today announced the completion of its 2020 annual general meeting of shareholders which was held on December 30, 2020 at the Company’s headquarters located at Rooms 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower, No.1 Chang An Street, Dong Cheng District, Beijing, PRC 100006.

Shareholder voting outcomes from the annual general meeting resulted in the re-election of Mr. Zhe Ji, Mr. Jun Wang, Mr. Qingbin Meng and Mr. Zhi Su to Puhui’s Board of Directors. Friedman LLP was also re-appointed as the Company’s independent registered accounting firm for the fiscal year ending June 30, 2021.

About Puhui Wealth Investment Management Co. Ltd.

Headquartered in Beijing, China, Puhui Wealth Investment Management Co., Ltd. is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, individuals and corporate clients in the PRC. The Company’s main operating activities are carried out through Puhui Wealth Investment Management (Beijing) Co., Ltd., and its subsidiaries.

Additional information about Puhui Wealth Investment Management Co., Ltd. can be found at the Company’s corporate website: www.puhuiwealth.com.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Investor Relations:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Lucy Ma, Associate
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	lma@equityny.com